UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors

Tokyo, March 5, 2008 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of directors:

1. Changes of Representative Directors

(1) Retiring Representative Directors (as of April 1, 2008)

Name	New Position	Current Position
Katsunori Nagayasu	Director	Deputy President and Chief Compliance Officer (Representative Director)

Yoshihiro Watanabe	Director	Senior Managing Director and Chief Risk Management Officer (Representative Director)

(2) Candidate Directors (as of late June 2008)

Name	New Position	Current Position
Kyota Omori	Deputy President and Chief Compliance Officer (Representative Director)	Resident Managing Officer for the Americas(*)

Saburo Sano	Senior Managing Director Chief Risk Management Officer (Representative Director)	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (*)

*	Kyota Omori and Saburo Sano will be appointed Senior Managing Officers of Mitsubishi UFJ Financial Group, Inc. as of April 1, 2008.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651